

APOTHEKA
2020 Report

Dear investors,

In the past year we applied and our patent was granted early this year 2021 No -10,885,170 Methods, Systems, And Storage Media For Managing Patient Information Using A Blockchain Network.

We were selected as an innovative company and we conducted a pilot with the VA around enabling retired veterans to have access to care leveraging Apotheka's technology managing profiles with millions of data points ranging between (1960 – 2021) securely on the blockchain.

We need your help!

We would like our investors' support around help us reaching our funding goals of $2.5 Million. Reaching this milestone will facilitate finishing our phase 2 passport development activities (personal data wallets, NFTs and analytics data warehouse ecosystem, support our operations in terms of marketing and business development; hiring staff and additional research plus IP filling.

Any warm introductions leading to business development activities will also be appreciated from our investors.

Sincerely,

Dennis Maliani

CEO

Luis Lopez

COO

Our Mission

Apotheka will be a standard in information management and distribution for healthcare systems globally. The combination of our proprietary technology and market positioning will make Apotheka a desirable target for M&A activity or an IPO to accelerate growth, resources, and shareholder value.















See our full profile

How did we do this year?

Report Card

A-

The Good

- Our patent 10,885,170 Methods, Systems, And Storage Media For Managing Patient Information Using A Blockchain Network
- Our phase 1 platform solution was finalized. Covers data security, integrity & interoperability plus securing some clients
- Our company selected as one of disruptive companies with continental USA and Canada by Globant awards

The Bad

- We did meet our fundraising goals
- Expanding our team is a bit delayed since it's dependent on our fundraising
- Phase 2 is delayed due to funding since activities around personal data wallets, analytics and addition IP filling are part it

2020 At a Glance

January 1 to December 31

$$$$

$11,970 +60%
Revenue

-$11,533
Net Loss

IOU!

$0
Short Term Debt

$0
Raised in 2020

$209,000
Cash on Hand
As of 12/ 4/21

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking

statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Apotheka is a SaaS digital health solution leveraging Blockchain technology to ensure the security, data integrity and interoperability of sensitive information within today's healthcare systems. Our solution integrates and transforms Electronic Medical Record platforms and/or legacy clinical systems into secure Blockchain eco-systems.

Apotheka will be a standard in information management and distribution for healthcare systems globally. The combination of our proprietary technology and market positioning will make Apotheka a desirable target for M&A activity or an IPO to accelerate growth, resources, and shareholder value.

Milestones

Apotheka Systems Inc. was incorporated in the State of Delaware in September 2018.

Since then, we have:

- First solution to integrate Telehealth / Telemedicine onto Blockchain

- Patent (Notice Of Allowance Approved) six-way patient validation on the Blockchain utilizing AI driven smart workflows

- Empowering COVID-19 patient data management and remote self assessments on the Blockchain

- Integrative solution/interoperability (plug and play functionalities)

- Value bundle solution (Security/Encryption, PHI Validation, Physicians Credentialing, revenue cycle management)

- Our solution in use at Cedars Sinai TowerENT, Stemcell TherapeuticsLA, Pacific Stemcells, Health Centurion, Metrohealth International etc.

- Latest technology stack and security - Cloud, AI, IoT, & Blockchain

Historical Results of Operations

Our company was organized in September 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $11,970 compared to the year ended December 31, 2019, when the Company had revenues of $7,494. Our gross margin was 100.0% in fiscal year 2020, compared to 100.0% in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $2,289, including $1,364 in cash. As of December 31, 2019, the Company had $9,493 in total assets, including $7,998 in cash.

- *Net Loss.* The Company has had net losses of $11,533 and net losses of $11,908 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $84,791 for the fiscal year ended December 31, 2020 and $80,462 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $18,538 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Apotheka Systems Inc. cash in hand is $209,000, as of December 2021. Over the last three months, revenues have averaged $30,000/month, cost of goods sold has averaged $28,000/month, and operational expenses have averaged $14,000/month, for an average burn rate of $12,000 per month. Our intent is to be profitable in 6 months.

Since the date of our financials, we have more clients in our pipeline we hope to convert in the next 2-6 months. Our target market has been expanded to include the sports industry since our solution can cater to athletes and sports franchises data management.

Our revenues based on our pipeline will double estimated at $.5M

The Company can anticipate future revenue from signed contracts with the following vendors:
•Health Centurion – worth $7,578
•Pacific Stemcell – worth $6,175
•Stem Cell Therapeutics LA – worth $1,319

The Company is also pursuing contracts with the following vendors:
•3M (mmm.com)
•HCL America INC.
•LA Unified School Districts
•Luxe Hotels NY
•Parsons Transportation Group INC
•Phillips International
•San Diego Health Connect
•Zendy Health

Yes we are profitable, we have hospitals and physician clinics that have engaged us to work on various operational work stream around data security, viability and interoperability.

We are using current incoming revenue to develop the business further in terms of marketing, business development and solution suite build out.

Net Margin: -96%   Gross Margin: 100%   Return on Assets: -504%   Earnings per Share: -$13.12   Revenue per Employee: $998

Cash to Assets: 60%   Revenue to Receivables: ~   Debt Ratio: 3,704%

📄 Apotheka_Final_Audit.pdf



We ❤ Our
142 Investors

Thank You For Believing In Us

Doray Hill	Alexander Clarence McInt...	Jack Powers	Jerry Baker	Sheila Henriques	Patrick McCarthy	George Lamb
Gilberto Rodriguez	Inamulhaque Saboor	Croix Thompson	Brad Yasar	Jason M. Fields	Adric Samuel	Willard Todd WAGENER
Nelton Barrett	Craig J. Vom Lehn	Simeli Radrodro	John K Roberts III	Shanetta Ruggs	Isaac Donkor	Juan Edward WILLIAMS
Kevin Lee Johnson	Mabinty Fornah	Tobias Berens	Mark L. Stoner	Suneel Kumar Parvathare...	William A WHEELER	Matthew Aiken
Michael Spiegelman	Domenic Gigliotti	Douglas Walton	Jason G Croft	Mervyn Riley	Roderick Herron	Claudette Brewer
Michael YARRINGTON	Yvonne Yeboah	Charlene Sealy	Dustin Schouten	Elith Williams-Holland	Jamie Banes	Lewis Palmer III
Lacretia Wilkerson	Dean Wegner	Koi Hallonquist	Alan A Flett	Michael Smith	Randolph Wright	Jacob Amanquah
Joven SALA	Leathia L. Williams	Kingsley Asare	Ashok Kumar	Felix Flores	Richard Rodman	Brenda J. Miles
Kenneth Strong	Michael L Brown Sr	Gail Blackwell	Tiffany Nakano	Glenda Redeemer	Michael Infante	Nicole McTeer
Michelle Davis-Dash	Walter Rowntree	Furkan Saatcioglu	Frank J Barreca Jr	Luis Lopez	Gregory Allen	Jason K ROCKHILL
Justin Nadler	Theodore Obrien	Chukwuemeka Akosionu	Kevin Oh	Prabu Manickam	Joseph P Crotty	Marco Caporale
Liana Algarin	Nikia Madison	Dennis W Johnson	Omar Abdulalim	Darrell Keeling	William Felmer Bates III	Keith Lawrence Havard
Glen Zimmerman	Franklin E Njubigbo	[First Name]Eileen Largie	Richard Campbell	Emmanuel Antoine	Edward Bush	Terri WILLIAMS
Oscar Antonio Baez	Mesac Gastelum JR	David Troxell	Douglas Lughas	Mark Calandrino	Mark Hines	Randall J Gordon
Kevin McCabe	Rodrick Ellis Loud DDS	Khalid White	Lee Weiner	Karthik Thenkondar	Maud Shela	Aileen Alontaga
Nathan Blackman	Kevin Glueckert	Jon Reuter	Geogy Philip	Keith Otuomagie	Thembile Mtwa	Edward Butler
Madhavi Chenna	William T McGhee	Ugur Kaan Cerit	Antwan Mashhour	Rajesh Narayanan Venkat...	Melissa Givvines	David Calandrino
Helen L Hernandez	Timothy Chiu	Chris Raines	Joseph Mollura	Sanjay Shah	Michael Teske	Wei Lan Mo
Stephen H Quinn Jr	Robert Maonera	Ryan Cummings	Cassandra Davis	Mohamed Jabbar	Namgyal Kunga	Christine Rainford
Khalilah Taylor	Ca Theard	Deb Uwadiae	Nicole Forrest	Darlene Riley Wallace	Robert Roche	Byron Go
Ronika SIMMONS	Mary Lou Wood					

Thank You!
From the Apotheka Team




Dennis Maliani
CEO



Luis Lopez
COO



Victor Pisacane
CTO

Formerly a Sr. software architect, IBM Watson Health. Innovative and dynamic professional software developer in emerging technologies, architect and team leader with 25 years of experience designing, developing and delivering software products.





Daniel Edelstein
CSO

Daniel Edelstein has worked on the payer side of healthcare with organizations that provide health insurance to the underprivileged communities of Los Angeles. Serving as the Chief of Enterprise Strategy, he works on identifying viable strategies.





Christian Shelton



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Dennis Maliani	CEO @ Apotheka Systems Inc.	2018
Luis Lopez	COO @ Apotheka Systems, Inc.	2018

Officers

OFFICER	TITLE	JOINED
Dennis Maliani		2018
Luis Lopez	COO	2018
Victor Pisacane	CTO	2018
Daniel Edelstein	CSO	2018

Voting Power ⊘

HOLDER	SECURITIES HELD	VOTING POWER
Dennis Maliani	9,485,000 Stock Class A	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2019	$18,538		Other
02/2021	$128,168		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Intervallo Consulting Group Inc. ⊘	01/30/2019	$18,538	$12,035 ⊘	4.9%	07/01/2020	Yes

Related Party Transactions

Name	Intervallo Consulting Group Inc.
Amount Invested	$50,841
Transaction type	Loan
Issued	02/12/2021
Outstanding principal plus interest	$62,875 as of 12/2021
Interest	4.9 per annum
Maturity	02/12/2022
Outstanding	Yes
Current with payments	Yes
Relationship	Major Shareholder in the company

Loan from Intervallo Consulting Group Inc.

Name	Intervallo Consulting Group Inc.
Amount Invested	$18,539
Transaction type	Loan
Issued	01/30/2019
Outstanding principal plus interest	$12,034 as of 11/2019
Interest	4.9 per annum
Maturity	07/01/2020
Outstanding	Yes
Current with payments	Yes
Relationship	Major shareholder in the Company

Loan from Intervallo Consulting Group Inc.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	1,000,000	0	Yes
Class B Common Stock	1,000,000	870,000	No
Class A Common Stock	10,000,000	9,485,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Industry adoption--there might be initial resistance to our new technology stack since healthcare sector tends to embrace digital transformation at a slower rate compared to other sectors. Traditionally, the health and pharma industries have been slow to adapt. According to McKinsey, almost 40% of pharma companies are unsure about how to align digital strategy with their customers' journey while only 10% based strategic decisions on a granular understanding of how digital affects their business model and competitive environment compared with 22% across all industries.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Economy downturn due to COVID-19 pandemic might impact raising funds thus impacting our operational activities. Investors tend to be more engaged in a predictable economic environment.

Market entry limitations--companies in security or electronic medical records might hinder our collaboration to their exiting clients if we are viewed as threat to gaining their market share.

Early profitability is not guaranteed--we might require additional funding and in case it's not secured, that might cause us to slow our scaling of operations. In addition, sales cycles tend to vary and a bit long for big clients with a huge accounts, which makes projecting recurring revenue difficult.

Unexpected resources constraints could negatively impact our ability to hit scaling milestones and would strain our ability to support daily operations.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[❓];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Apotheka Systems Inc.

- Delaware Corporation
- Organized September 2018
- 12 employees

468 N Camden Dr #200
Beverly Hills CA 90210

http://www.apotheka.co

Business Description

Refer to the Apotheka profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Apotheka has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late on annual report filings.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.